SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of June 30, 2002 and 2003 are as follows:

Assets	2002 ThU.S.$	2003 ThU.S.$
Current assets	1,130,689	1,109,057
Net fixed assets	3,669,835	3,978,886
Other assets	42,651	89,772

Total assets	4,843,175	5,177,715

Liabilities and Shareholders Equity	2002 ThU.S.$	2003 ThU.S.$
Current liabilities	199,981	299,247
Long-term liabilities	1,620,432	1,595,023
Minority interest	5,860	6,058
Shareholders’ equity	3,016,902	3,277,387

Total liabilities	4,843,175	5,177,715

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 6.9%, or U.S.$ 334 million, from June 30, 2002 to June 30, 2003. This increase is mainly attributable to a U.S.$ 63 million increase in inventories, a U.S.$ 44 million increase in other current assets, a U.S.$ 309 million increase in property, plant and equipment, partially offset by decreases of U.S.$ 168 million in marketable securities.

Total liabilities increased by U.S.$ 74 million from June 30, 2002 to June 30, 2003. This increase is mainly attributable to a U.S.$ 107 million net increase in bank borrowings.

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2002	12/31/2002	06/30/2003
Current ratio	5.65	3.62	3.71
Acid ratio	3.84	2.33	2.27

The decrease in the current and acid ratios from 2002 to 2003 is primarily attributable to an increase in moving bank borrowings and bonds in the amount of U.S.$ 80 million.

Debt indicators	06/03/2002	12/31/2002	06/30/2003
Debt to equity ratio	0.60	0.57	0.58
Short-term debt to total debt	0.11	0.17	0.16
Long-term debt to total debt	0.89	0.83	0.84
Financial expenses covered	3.01	3.77	6.47

The debt ratio is similar for the period in both 2002 and 2003.

Current liabilities went from 11% of total liabilities at the end of 2002 to 16% of total liabilities at June 30, 2003, due to the movement of obligations from being long-term to being short-term.

The ratio of financial expenses covered increased 3.46 points from the same period in 2002. The increase is primarily attributable to a U.S.$ 13 million decrease in financial expenses and a U.S.$ 102 million increase in net income from June 30, 2002 to June 30, 2003.

Operational ratios	06/30/2002	12/31/2002	06/30/2003
Inventory turnover	0.80	1.59	0.76
Inventory permanence (days)	225.54	226.37	237.34

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	06/30/2002 ThU.S.$	12/31/2002 ThU.S.$	06/30/2003 ThU.S.$	06/30/2002%	12/31/2002%	06/30/2003%
Export sales
Pulp	274,675	593,998	301,058	48.93	50.00	45.32
Sawn timber and cut wood	136,357	289,471	159,344	24.30	24.37	24.00
Plywood and fiber panels	62,182	132,753	103,724	11.08	11.17	15.61
Forestry products	6,887	10,367	4,588	1.23	0.88	0.69

Total export sales	480,101	1,026,589	568,714	85.54	86.42	85.62

Pulp	14,264	34,766	23,137	2.54	2.93	3.48
Sawn timber and cut wood	25,793	53,814	26,572	4.59	4.53	4.00
Forestry products	9,502	20,733	9,830	1.70	1.75	1.48
Plywood and fiber panels	22,418	45,644	31,039	3.99	3.84	4.67
Other	9,217	6,472	5,016	1.64	0.53	0.75

Total domestic sales	81,194	161,429	95,594	14.46	13.58	14.38

Total operating income	561,295	1,188,018	664,308	100.00	100.00	100.00

Operating costs	06/30/2002 ThU.S.$	12/31/2002 ThU.S.$	06/30/2003 ThU.S.$	06/30/2002%	12/31/2002%	06/30/2003%
Timber	63,254	105,057	65,055	21.67	18.67	21.49
Forestry work	61,649	122,916	64,805	21.12	21.84	21.41
Depreciation	47,650	96,984	47,937	16.33	17.23	15.83
Maintenance costs	20,712	42,010	23,197	7.10	7.46	7.66
Chemical products	28,463	55,070	35,030	9.75	9.78	11.57
Sawing services	31,422	67,313	31,579	10.77	11.96	10.43
Other raw materials and indirect costs	28,401	54,154	22,751	9.73	9.62	7.51
Energy and fuel costs	10,318	19,298	12,402	3.53	3.44	4.10

Total operating costs	291,869	562,802	302,756	100.00	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 237 million compared to U.S.$ 159 million in 2002, an increase of U.S.$ 78 million. The increase is primarily due to a U.S.$ 92 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 1 million during 2003, compared to a non-operating loss of U.S.$ 55 million in 2002. The change was primarily caused by the foreign currency exchange rate loss, which changed from a loss of U.S.$ 8 million in 2002, largely due to the impact of the devaluation of the Argentine peso in 2002, to income of U.S.$ 31 million in 2003.

Profitability ratios	06/30/2002	12/31/2002	06/30/2003
Equity yield	3.43	8.77	6.50
Asset performance ratio	2.18	5.55	4.08
Operating asset ratio	3.41	7.89	4.80
Income per share (U.S.$)	0.91	2.45	1.81
EBITDA *	211,746	436,901	332,642
Income after tax (ThU.S.$)	93,288	257,990	201,387

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

During the first half of the current year, the sale price of pulp was above the price in the same period in 2002. In light of the generally lower economic growth levels worldwide, the increase in price expressed in U.S. dollars is largely due to pressure on costs generated by the rates of exchange of the euro, which has affected Scandinavian as well as Canadian producers. In addition, unusual weather led to problems in wood production with respect to wood that is made into pulp, especially in the southern United States.

On the other hand, the weakened global economy negatively affected the demand for pulp and price levels. This situation was observable in the beginning of the summer in the northern hemisphere. At the same time, an increase in the consumption of paper in Asia positively affected the market, leading to an expectation for a slight increase in pulp prince, compared to the price for the year to date.

Arauco’s market share for pulp has remained at its historical level of approximately 6%. The opening of the Valvidia plant, scheduled for the first quarter of 2004, may affect the Company’s market share. With the new plant, Arauco may increase its sales of eucalyptus pulp, the market for which is dominated by various Brazilian companies. In the case of pine pulp, on the other hand, competition remains concentrated in Canada, the United States, and Scandinavia.

In the plywood and fiber panels the Company has been able to maintain its turnover, and has begun introducing price increases as well as new products. Because the general popularity of the “appearance” quality Arauco plywood has been satisfactory, a third production line is currently under construction in Itata.

In Europe and Asia, plywood sales have been less successful but they are starting to improve due to, among other things, the weakened U.S. dollar, which has let to an additional comparative advantage over producers in Europe and New Zealand. Regarding MDF, after the successful launch of two plants, one in Chile and the other in Argentina, Arauco has substantially increased its presence in the global markets. Sales in North and South America, including the United States, Mexico and Brazil, have increased, as have shipments to Asia, Europe, and the Middle East. In the case of Asia and Europe, however, the price level is affected by the decrease in demand brought about by the weakened global economy and by an oversupply of products caused by the launching of new plants.

With respect to the market for sawn timber, the company sells all of its production. In general, with the exception of the United States, the price level has been above that of the first half of 2002, as reflected in Aserraderos Arauco’s financial statements. In the case of North America, despite strong demand, prices are lower due to strong competition from New Zealand and Brazil. Nevertheless, towards the end of the half of the year, the prices of some products sold in the United States increased. The competitive advantages that the Company possesses in the sawn timber market, such as its volumes of operation and productivity level, have been determining factors in the decision to construct a new sawmill in Itata.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	06/30/2002 ThCh$	12/31/2002 ThU.S.$	06/30/2003 ThU.S.$
Operating cash flow	216,464	433,652	231,902
Cash flow from financing activities	(71,922)	(126,418)	12,090
Cash flow from investment activities	(117,726)	(379,969)	(286,469)

Net cash flow for the year	26,816	(72,735)	(42,477)

The increase in operating cash flows is largely due to an increase of trade accounts receivable of U.S.$ 70 million and an increase of V.T.A. for export sales of U.S.$ 44 million, partially offset by increases in payments to suppliers of U.S.$ 86 million.

The net negative cash flows from financing activities in 2002 was largely due to loan payments. The net positive cash flow in 2003 is primarily due to a bank borrowing which was only partially offset by loan payments.

The variation in cash flows from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2003 as compared to 2002, due to the construction of Valdivia Mill Project.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2003, a relation between fixed rate debts and total consolidated debt of approximately 63%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, as of January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
ASSETS	2002 ThU.S.$	2003 ThU.S.$
CURRENT ASSETS :
Cash	9,533	14,117
Time deposits	4,883	21,574
Marketable securities (note 3)	476,885	308,696
Trade accounts receivable (note 4)	192,537	184,066
Notes receivable	5,959	4,275
Other receivables	30,414	33,694
Notes and accounts receivable from related parties (note 18)	1,339	1,891
Inventories (note 5)	342,839	405,599
Recoverable taxes	13,553	36,011
Prepaid expenses	19,574	23,618
Deferred tax assets (note 15)	11,440	10,214
Other current assets	21,733	65,302

Total current assets	1,130,689	1,109,057

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	357,600	356,927
Forests	1,811,847	1,788,832
Buildings and other infrastructure	1,351,280	1,417,120
Machinery and equipment	1,384,645	1,383,714
Other	290,012	660,049
Technical revaluation	68,832	68,769
Less: Accumulated depreciation	(1,594,381)	(1,696,525)

Net property, plant and equipment	3,669,835	3,978,886

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	18,094	40,202
Investments in other companies	140	136
Goodwill (note 8)	3,722	14,198
Negative goodwill (note 8)	(22,518)	(9,329)
Long-term receivables	5,177	4,787
Intangibles	504	1,036
Amortization	(143)	(171)
Other (note 9)	37,675	38,913

Total other non-current assets	42,651	89,772

Total assets	4,843,175	5,177,715

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2002 ThU.S.$	2003 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	637	21
Current portion of long-term bank borrowings (note 14)	46,202	52,567
Current portion of bonds (note 12)	31,967	107,387
Current portion of other long term liabilities	631	297
Dividends payable	1,583	1,310
Trade account payable	66,417	84,729
Notes payable	6	—
Sundry accounts payable	12,031	7,031
Notes and accounts payable to related companies (note 18)	947	1,382
Accrued liabilities (note 13)	21,889	21,762
Withholding taxes	4,735	5,767
Income tax payable	8,549	6,955
Deferred income	1,956	1,533
Other current liabilities	2,431	8,506

Total current liabilities	199,981	299,247

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	250,819	352,192
Bonds (note 12)	1,280,809	1,157,500
Notes payable	1	1
Sundry accounts payable	4,023	294
Accrued liabilities (note 13)	8,023	8,747
Deferred tax liabilities (note 15)	76,065	75,634
Other long-term liabilities	692	655

Total long-term liabilities	1,620,432	1,595,023

Minority interest (note 25)	5,860	6,058

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,300,972	1,286,226
Retained earnings	1,259,743	1,433,461
Net income for the period	103,011	204,524

Total shareholders’ equity	3,016,902	3,277,387

Total liabilities and shareholders’ equity	4,843,175	5,177,715

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2002 ThU.S.$	2003 ThU.S.$
OPERATING INCOME:
Sales revenue (note 21)	561,295	664,308
Cost of sales (note 22)	(291,869)	(302,756)
Gross profit	269,426	361,552
Administration and selling expenses (note 22)	(110,051)	(124,154)

Operating income	159,375	237,398

NON-OPERATING INCOME:
Interest earned	12,180	12,435
Share of net income of related companies (note 7)	1,094	1,759
Other non-operating income (note 23)	3,639	4,191
Amortization of goodwill (note 8)	(572)	(1,855)
Interest expenses	(56,708)	(43,777)
Other non-operating expenses (note 24)	(6,625)	(5,020)
Price-level restatement (note 1)	(181)	76
Foreign currency exchange rate (note 1)	(8,219)	31,135

Non-operating loss	(55,392)	(1,056)

Income before taxes, minority interest and amortization of negative goodwill	103,983	236,342
Income taxes (note 15)	(10,695)	(34,955)
Income before minority interest and amortization of negative goodwill	93,288	201,387
Minority interest (note 25)	(158)	(144)
Income before amortization of negative goodwill	93,130	201,243
Amortization of negative goodwill (note 8)	9,881	3,281

Net income	103,011	204,524

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At June 30
CASH FLOWS FROM OPERATING ACTIVITIES	2002 ThU.S.$	2003 ThU.S.$
Net income	103,011	204,524
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(312)	271
Loss on sale of financial investments	25	—
Items affecting income not involving the movement of cash:
Depreciation	50,641	50,812
Amortization of intangibles	14	14
Write-offs and provisions	707	7,600
Profit from investments accounted for under the equity method	(1,094)	(2,038)
Loss from investments accounted for under the equity method	—	279
Amortization of goodwill	572	1,855
Amortization of negative goodwill	(9,881)	(3,281)
Net price level restatement	181	(76)
Foreign currency exchange rate	8,219	(31,135)
Others	27,406	16,075
Decrease (Increase) in current assets:
Clients and debtors	27,269	969
Inventory	9,897	(19,598)
Other current assets	(8,561)	94,927
Increase (Decrease) in current liabilities:
Suppliers and creditors	3,335	(9,152)
Interest payable	6,672	(14,008)
Provision for income taxes	4,131	(1,144)
Other current liabilities	(5,768)	(64,992)

Net cash flows from operating activities	216,464	231,902

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
CASH FLOWS FROM FINANCING ACTIVITIES	2002 ThU.S.$	2003 ThU.S.$

Loans from financial institutions	786	152,253
Dividends paid	(32,934)	(66,263)
Loans paid	(37,697)	(71,856)
Repayments of bonds	(2,077)	(2,044)

Net cash flow from financing activities	(71,922)	12,090

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	745	805
Sales of financial instruments	8,053	3,553
Purchase of property, plant and equipment	(117,845)	(293,539)
Permanent investments	—	(28,530)
Purchases of financial instruments	(7,999)	(1,125)
Other investments	(680)	32,367

Net cash flow from investment activities	(117,726)	286,469

Net cash flows from operating, investing and financing activities	26,816	(42,477)

Effect of inflation	21,735	18,630

Net decrease in cash and cash equivalents	48,551	(23,847)
Initial balance of cash and cash equivalents	442,205	399,394

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	490,756	375,547

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of June 30, 2002 and 2003 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(a)	Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2003		Total as of June 30, 2002
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	0.00	99.93	99.93	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.90
Arauco Europe S.A. (Switzerland)	0.01	99.96	99.97	60.00
Arauco Forest Products B.V. (The Netherlands)	—	99.93	99.93	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99.99	99.92
Arauco Perú S.A. (ex—Cholguán Lima S.A.) (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.08
Distribuidora Centromaderas S.A.	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.93
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.35
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	98.07
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	—	99.99	99.99	99.99
Inversiones Celco S.L. (Spain)	99.93	0.06	99.99	—
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber LLC (U.S.A.)	0.00	99.61	99.61	—
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous June 30,
June 30, 2002	110.63	2.0%
June 30, 2003	114.66	3.6%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous May 31,
May 31, 2002	110.77	2.1%
May 31, 2003	114.66	3.5%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
June 30, 2002	16,355.20
June 30, 2003	16,956.67

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At June 30,
	2002 U.S.$1	2003 U.S.$1
Chilean peso	688.05	699.12
Yen	119.57	119.74
euro	1.01	0.86
GBP	0.65	0.60
Argentine peso	3.80	2.80

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1 (n).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended June 30,
	2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)

Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(25,005)	(292)
Property, plant and equipment, net	11,707	192
Inventories	847	63
Other assets and liabilities, net	12,589	128

Net effect on income	138	91

Price-level restatement of income statement accounts	(319)	(15)

Credit (charge) to income by CPI	(181)	76

Credit (charge) to income for foreign currency exchange rate:

	Period ended June 30,
	2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	704	1,016
Inventories	(135)	(73)
Other assets	(19,664)	38,005
Liabilities restating by foreign currency
Bank borrowings	1	—
Bonds	207	2
Other liabilities	10,668	(7,815)

Net effect on income by foreign currency	(8,219)	31,135

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and forestry subsidiaries are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(f)	Property, plant and equipment, continued

(j)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

Years
Buildings and other infrastructure	27
Machinery and equipment	11
Other	3
Technical revaluation	10

(i)	Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco has made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At June 30, 2003, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 496 thousand and U.S.$ 468 thousand for the periods ended June 30, 2002 and 2003, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(x)	Translation of foreign subsidiaries, continued

Until December 31, 2001, under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the periods ended June 30, 2003 and 2002, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.80 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$ 12.3 million.

As of June 30, 2003, the Company’s investments in Argentina represented 13.2% of its consolidated assets, compared to 12.8% at June 30, 2002.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Bonds	452	—
Units in mutual funds	476,408	308,696
Shares	25	—

Total marketable securities	476,885	308,696

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Trade accounts receivable	194,146	185,353
Allowance for doubtful accounts	(1,609)	(1,287)

Total trade accounts receivable	192,537	184,066

As of June 30, 2002 and 2003, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Finished goods (pulp)	27,899	28,335
Finished goods (timber and panels)	59,327	89,325
Finished goods on consignment (pulp)	26,829	30,785
Work in progress	2,576	3,645
Sawlogs, pulpwood and chips	16,308	15,283
Raw material	39,955	46,070
Forests under exploitation	158,629	179,873
Pending imports	790	1,201
Other	10,526	11,082

Total inventories	342,839	405,599

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1 (e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Buildings and other infrastructure	3,443	3,158
Machinery and equipment	808	551
Other	1	1

Total increase in value due to technical revaluation of property, plant and equipment	4,252	3,710

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	50,410	50,613
Technical revaluation	231	199

Total	50,641	50,812

Accumulated depreciation was as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,530,651	1,632,296
Technical revaluation	63,730	64,229

Total	1,594,381	1,696,525

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Price-level restated cost of forests	588,368	541,014
Commercial valuation increment	1,223,479	1,247,818

Total	1,811,847	1,788,832

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES

During 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

Between January and June 2003, the subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 758 thousand to Forestal Conosur S.A.

In May 2002, the subsidiary Arauco International S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco International S.A. now holds a 99.98% controlling interest in Arauco Europe S.A.

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of U.S.$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of U.S.$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and June 2002, the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 330 thousand to Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and May 2002, the Company made a capital contribution of U.S.$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco do Brasil´s paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

During the first six months of 2002, the Company made a capital contribution of U.S.$ 40 thousand to form Arauco Europe S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES, continued

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

The investments in related companies at each period-end were as follows:

	As of June 30,
	Percentage Participation		Investment Value		Net income of investee
	2002%	2003%	2002 ThU.S.$	2003 ThU.S.$	2002 ThU.S.$	2003 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	13,665	15,024	778	1,081
Inversiones Puerto Coronel S.A.	33.33	50.00	4,075	7,780	293	902
Sociedad CDEC-SIC Ltda.	7.69	7.69	51	58	13	8
Servicios Corporativos Sercor S.A.	20.00	20.00	303	377	10	47
Eka Chile S.A.	0.00	50.00	—	16,963	—	(279)

Total			18,094	40,202	1,094	1,759

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of June 30,
	2002		2003
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	773	1,613	434	533
Industrial y Forestal Misiones S.A.	6,057	6,057	—	—
Licancel S.A.	454	2,041	454	1,134
Forestal Cholguán S.A.	2,257	12,230	2,211	7,565
Maderas Prensadas Cholguán S.A.	340	577	182	97

Total negative goodwill	9,881	22,518	3,281	9,329

b) Goodwill as of each period-end was as follows:

	As of June 30,
	2002		2003
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	22	68	10	35
Paneles Arauco S.A.	393	2,554	393	1,769
Inversiones Puerto Coronel S.A.	157	1,100	241	—
Eka Chile S.A.	—	—	1,211	10,894
Southwoods-Arauco Lumber L.L.C.	—	—	—	1,500

Total goodwill	572	3,722	1,855	14,198

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Recoverable taxes	17,641	22,320
Bond issue expenses	16,894	13,486
Discounts on bond issues	2,555	2,127
Other	585	980

Total other non-current assets	37,675	38,913

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Total outstanding	637	21
Principal outstanding	486	21
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Obligations in foreign currency	620	—
Obligations in local currency	17	21

Total current bank borrowings	637	21

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Current portion of bonds	31,967	107,387
Current portion of other long-term liabilities	631	297
Trade accounts payable	66,417	84,729
Notes payable	6	—
Accounts and notes payable to related parties	947	1,382
Current provisions	21,889	21,762
Sundry accounts payable and other liabilities	31,285	31,102

Total	153,142	246,659

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of June 30,
	2002%	2003%
Foreign currency	40.04	48.41
Local currency	59.96	51.59

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS

Arauco had two series of domestic bonds and seven series of Yankee Bonds outstanding as of June 30, 2003.

The balances of the bonds were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Current
Series A bonds	3,852	457
Series B bonds	299	153
Yankee Bonds 1st Issue	518	80,733
Yankee Bonds 2nd Issue	8,381	8,381
Yankee Bonds 3rd Issue	9,703	8,749
Yankee Bonds 4th Issue	9,214	8,914

Total current (including accrued interest)	31,967	107,387

Long-term
Series A bonds	446	—
Series B bonds	148	—
Yankee Bonds 1st Issue	180,215	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	270,000
Yankee Bonds 4th Issue	400,000	387,000

Total long-term	1,280,809	1,157,500

Less total accrued interest	27,895	26,565

Total principal outstanding	1,284,881	1,238,322

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001

Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThU.S.$200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$400,000

Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThU.S.$200,000 12 years ThU.S.$100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$300,000	10 years ThU.S.$400,000

Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90

Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011

Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

As of June 30, 2003, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2003 (*)	107,387
2004	—
2005	175,000
2006	—
2007 and thereafter	982,500

Total	1,264,887

(*)	This amount includes U.S.$ 26,565 thousand of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1:2.1

•	Arauco’s current liabilities must not exceed its current assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Accrued liabilities
Accrual for staff vacations	3,355	3,945
Plant maintenance accrual	5,809	9,108
Standby letters of credit	1,016	624
Accrual for contingencies	947	856
Staff severance indemnities	395	400
Selling and other transportation costs provisions	2,802	714
Electrical expense provision	1,267	819
Salary and benefits of the staff	506	588
Forestry activity expenses	1,630	156
Pending monthly provisional payments	477	1,394
Other current liabilities	3,685	3,158

Total accrued liabilities	21,889	21,762

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Balance at beginning of year	8,115	8,700
Provision during the period	749	752
Payments during the period	(446)	(305)

Balance as of period-end	8,418	9,147

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Shown in the balance sheet as:
Current	395	400
Long-term	8,023	8,747

Total	8,418	9,147

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of June 30, 2002		As of June 30, 2003
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
Morgan Guaranty Trust Company (1) (a)	U.S.$	—	37,543	—	1,314
J.P. Morgan-Chase (1) (b)	U.S.$	250,000	8,576	200,000	50,649
Tesoro Argentino (2)	U.S.$	819	83	2,192	604
J.P. Morgan-Chase Bank (3)	U.S.$	—	—	150,000	—

Total long-term bank borrowings		250,819	46,202	352,192	52,567

The weighted average interest rates for foreign currency-denominated debt for the periods ended June 2002 and 2003 were 3.49% and 6.59%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b).

Six month LIBOR at June 30, 2002 and 2003 was 1.96% and 1.12%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five annual payments, which begin on February 7, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of June 30, 2002 and 2003, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of June 30, 2003, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2003	52,567
2004	50,000
2005	100,000
2006	110,378
2007 and thereafter	91,814

Total	404,759

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 18,719 thousand and U.S.$26,373 thousand for the periods ended June 30, 2002 and 2003, respectively. Furthermore, Arauco established provisions for U.S.$ 22 thousand as of June 30, 2002 and U.S.$ 30 thousand as of June 30, 2003, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Income tax	(18,719)	(26,373)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(22)	(30)
Deferred income tax	8,076	(31,187)
Amortization of complementary accounts	(322)	(93)
Adjustment expense taxes last year	292	21
Changes in valuation provision	—	22,607

Total Income Tax	(10,695)	(34,955)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2003 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2002	54,964	3,377	10,469
Total	54,964	3,377	10,469

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1 (g), as of June 30, 2002 and 2003, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of June 30, 2002
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	468	124	—	—
Deferred revenues	350	39	—	—
Accrual for staff vacations	512	—	—	—
Production costs	—	—	7,397	—
Property, plant and equipment depreciation	—	—	—	82,965
Capitalized expenses	—	—	442	3,096
Obsolescence reserve	583	—	—	—
Debt issue and project expenses	—	—	—	5,123
Staff severance indemnities	1,070	343	—	—
Leasing assets	72	10	70	158
Tax loss carry forwards	5,982	3,662	—	—
Property, plant and equipment valuation	—	26,412	—	8,201
Accrual for contingencies	331	—	—	—
Plant maintenance accrual	704	—	—	—
Argentine peso devaluation	9,134	36,535	—	—
Inventories valuation	194	—	—	—
Other	1,135	19	641	790

Total	20,535	67,144	8,550	100,333

Complementary accounts, net of accumulated amortization (1)	(545)	(15,265)	—	(15,479)
Valuation provision		(43,090)	—	—

Total	19,990	8,789	8,550	84,854

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of June 30, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	709	122	—	—
Deferred revenues	733	39	—	—
Accrual for staff vacations	537	—	—	—
Production costs	—	—	6,386	—
Capitalized expenses	—	—	3,060	4,617
Property, plant and equipment depreciation	—	—	—	82,469
Staff severance indemnities	1,127	359	—	—
Debt issue and project expenses	—	—	—	11,430
Obsolescence reserve	781	—	—	—
Accrual for contingencies	418	—	—	—
Tax loss carry-forwards	9,779	3,710	—	—
Property, plant and equipment valuation	—	34,109	—	10,665
Plant maintenance accrual	917	—	—	—
Argentine peso devaluation	2,298	4,445	—	—
Inventories valuation	264	—	—	—
Other	2,258	641	107	674

Total	19,821	43,425	9,553	109,855

Complementary accounts, net of accumulated amortization (1)	(54)	(18,314)	—	(16,669)
Valuation provision		(7,559)	—	—

Total	19,767	17,552	9,553	93,186

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 34 thousand during the period ending June 30, 2002 and received U.S.$ 484 thousand during the period ending June 30, 2003.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At June 30,
	Currency	2002 ThU.S.$	2003 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	6,125	9,902
Cash and banks	Ch$	1,378	2,846
Cash and banks	Other currencies	2,030	1,369
Time deposits and marketable securities	U.S.$	231,555	216,026
Time deposits and marketable securities	Ch$	29,280	3,627
Time deposits and marketable securities	Other currencies	220,933	110,617
Trade accounts receivable	U.S.$	167,308	157,711
Trade accounts receivable	Ch$	19,108	19,830
Trade accounts receivable	Other currencies	6,121	6,525
Other accounts receivable	U.S.$	14,237	14,869
Other accounts receivable	Ch$	14,519	13,547
Other accounts receivable	Other currencies	1,658	5,278
Inventories	U.S.$	81,464	352,438
Inventories	Ch$	261,375	53,161
Other current assets	U.S.$	31,641	68,160
Other current assets	Ch$	41,158	43,071
Other current assets	Other currencies	799	30,080

Total current assets		1,130,689	1,109,057

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	1,013,429	3,814,092
Property, plant and equipment	Ch$	2,656,406	164,794
Other assets	U.S.$	28,523	63,437
Other assets	Ch$	14,128	3,755
Other assets	Other currencies	—	22,580

Total property, plant and equipment and other assets		3,712,486	4,068,658

Total assets		4,843,175	5,177,715

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At June 30,
	Currency	2002 ThU.S.$	2003 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	469	21
Current portion of long-term bank borrowings	U.S.$	46,202	52,567
Current portion of bonds	U.S.$	27,816	106,778
Current portion of bonds	Ch$	4,151	609
Notes and trade accounts payable	U.S.$	25,173	17,928
Notes and trade accounts payable	Ch$	40,683	47,107
Notes and trade accounts payable	Other currencies	561	19,694
Other current liabilities	U.S.$	24,843	19,833
Other current liabilities	Ch$	29,614	27,846
Other current liabilities	Other currencies	469	6,864

Total current liabilities		199,981	299,247

Long-term liabilities:
Long-term bank borrowings	U.S.$	250,819	352,192
Bonds	U.S.$	1,280,215	1,157,500
Bonds	Ch$	594	—
Other long-term liabilities	U.S.$	8,945	1,366
Other long-term liabilities	Ch$	79,859	83,468
Other long-term liabilities	Other currencies	—	497

Total long-term liabilities		1,620,432	1,595,023

Total liabilities		1,820,413	1,894,270

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of June 30,
Company	Relationship	2002 ThU.S.$	2003 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,034	1,054	Accounts receivable
Fundación Educacional Arauco	Affiliate	305	136	Accounts receivable
Eka Chile S.A.	Affiliate	—	701	Accounts receivable

Total current assets		1,339	1,891

(b) Current liabilities
Compañía de Petróleos de Chile S.A.	Shareholder	315	891	Accounts payable
Puerto de Lirquén S.A.	Affiliate	442	349	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	167	116	Accounts payable
Abastible S.A.	Affiliate	12	24	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	1	—	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	7	2	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	—	Accounts payable

Total current liabilities		947	1,382

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended June 30, 2002 and 2003, Arauco had the following related party transactions that affected net income:

		Purchases (sales) Period ended June 30,
		2002 ThU.S.$	2003 ThU.S.$
(a)	Compañía de Petróleos de Chile S.A.: Purchases of fuel Other Sales	5,982 (1)	5,927 (1)
(b)	Puerto de Lirquén S.A.: Port services	509	993
(c)	ABC Comercial S.A.: Other Purchases	83	1
(d)	Abastible S.A.: Purchases of fuel	33	40
(e)	Compañía de Seguros Generales Cruz del Sur S.A.: Direct insurance premiums	82	731
(f)	Compañía de Turismo de Chile Ltda. Purchase of tickets	2	—
(g)	Cía. Puerto de Coronel S.A: Stockpiling services	282	776
(h)	Portaluppi, Guzmán y Bezanilla Abogados Legal advice	186	38
(i)	Eka Chile S.A. Purchase of sodium chlorate Engineering Services	— —	5,586 (1,286)
(j)	Sirgma Servicios Informáticos S.A. Computer Services	16	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.

ii) The current ratio must not be less than 1.0.

iii) The interest coverage ratio must not be less than 2.0.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2002, the outstanding principal amount of the guaranteed debt totaled $250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2007. Arauco has no other material guarantees.

The Company´s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at June 30, 2003.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2002 and 2003 are as follows:

June 30, 2002	Paid-in Capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	—	—	—	139,910	—	(139,910)	—
Dividends paid	—	—	—	(38,254)	5,357	—	(32,897)
Cumulative translation adjustment	—	—	(94,904)	—	—	—	(94,904)
Forestry reserve	—	—	(73,773)	—	—	—	(73,773)
Forestry reserve adjustment related to subsidiaries	—	—	(1,252)	—	—	—	(1,252)
Net income for the period	—	—	—	—	—	103,011	103,011

Balance as of June 30, 2002	347,551	5,625	1,300,972	1,259,743	—	103,011	3,016,902

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY, continued

June 30, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Dividends paid	—	—	—	(103,471)	38,682	—	(64,789)
Forestry reserve	—	—	(71,632)	—	—	—	(71,632)
Forestry reserve adjustment related to subsidiaries	—	—	(828)	—	—	—	(828)
Conversion adjustment related to subsidiaries	—	—	2,656	—	—	—	2,656
Net income for the period	—	—	—	—	—	204,524	204,524

Balance as of June 30, 2003	347,551	5,625	1,286,226	1,433,461	—	204,524	3,277,387

The number of shares authorized, issued and outstanding as of June 30, 2002 and 2003 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

21.	SALES REVENUE

Arauco’s sales revenues were derived from export and domestic sales of the following products:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Export sales
Bleached pulp	209,265	236,344
Unbleached pulp	65,410	64,714
Sawlogs	686	—
Flitches	2,808	3,892
Sawn timber	77,160	87,458
Remanufactured wood products	56,389	67,994
Plywood and fiber panels	62,182	103,724
Posts	6,201	4,588

Total export sales revenue	480,101	568,714

Domestic sales
Bleached pulp	13,361	22,187
Unbleached pulp	903	950
Sawlogs	7,385	7,527
Pulplogs	2,117	2,303
Sawn timber	23,319	25,048
Remanufactured wood products	2,474	1,524
Chips	498	285
Electric power	1,462	1,900
Plywood and fiber panels	22,418	31,039
Other	7,257	2,831

Total domestic sales revenue	81,194	95,594

Total sales revenue	561,295	664,308

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

22.	OPERATING COSTS

(a)	Cost of sales

Arauco’s cost of sales consisted of the following:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Timber	63,254	65,055
Chemical products	28,463	35,030
Maintenance costs	20,712	23,197
Depreciation	47,650	47,937
Energy and fuel costs	10,318	12,402
Forestry works	61,649	64,805
Port costs	4,352	3,730
Sawing services	31,422	31,579
Electric power costs	4,674	6,595
Other raw materials, indirect cost and other	19,375	12,426

Total cost of sales	291,869	302,756

(b)	Administration and selling expenses

Administration and selling expenses were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Wages and salaries	12,449	13,471
Insurance	2,040	2,287
Depreciation	2,760	2,676
Freight	54,520	63,342
Other transportation costs	19,007	17,107
Selling expenses	6,931	10,067
Other administrative expenses	12,344	15,204

Total administration and selling expenses	110,051	124,154

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

23.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Reimbursement of customs duties	1,263	1,282
Rental income	185	211
Profit on sale of other services	216	27
Insurance recoveries	5	79
Gain on sale of energy	64	84
Sale of materials and others	219	139
Gain on sale of property, plant and equipment	312	—
Reserve on sale expense provision of the previous year	—	1,329
Other income	1,375	1,040

Total other non-operating income	3,639	4,191

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

24.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Other services and fees	34	31
Other depreciation and amortization	377	265
Write-off of damaged forest	956	138
Donations	580	148
Severance payments	40	504
Project expenses	79	295
Write-off of obsolete material	179	526
Provision for uncollectible accounts receivable	215	63
Legal expenses	18	54
Taxes	2,043	1,924
Loss on sale of fixed assets	—	271
Other expenses	2,104	801

Total other non-operating expenses	6,625	5,020

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

25.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	189	206
Forestal Arauco S.A.	1,543	1,629
Forestal Cholguán S.A.	3,867	3,996
Controladora de Plagas Forestales S.A.	235	227
Arauco Europe S.A.	26	—

Total	5,860	6,058

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	4	(11)
Forestal Arauco S.A.	(37)	(49)
Forestal Cholguán S.A.	(103)	(61)
Controladora de Plagas Forestales S.A.	(22)	(23)

Total	(158)	(144)

26.	SANCTIONS

During the periods ended June 30, 2002 and 2003, neither the Company, nor any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

27.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2002 and 2003 were U.S.$ 1,425 thousand and U.S.$ 1,379 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of June 30,
	2002 ThU.S.$	2003 ThU.S.$
Stamp tax	8,820	7,102
Underwriters commission	5,240	4,239
Rate insurance commission	346	240
Risk evaluation	99	77
Accounting advice	37	26
Printing costs	91	68
Legal advice	468	455
Repayment of bonds	4,506	3,849
Other	137	100

Total bond issue costs	19,744	16,156

28.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.S.$	7.92 million	2003
Valdivia Mill construction project	U.S.$	146.10 million	2003
Valdivia Mill construction project	U.S.$	86.90 million	2004
Purchase Fondo de Comercio Pecom Energía S.A. (Alto Paraná S.A.’ subsidiary)	U.S.$	30.00 million	2003
Plywood Mill construction project	U.S.$	4.01 million	2003
Plywood Mill construction project	U.S.$	43.98 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

June 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

29.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2003.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 844 thousand. Estimated future cost: U.S.$ 46 thousand.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$1,717 thousand. Estimated future cost: U.S.$ 2,184 thousand.

•	Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: U.S.$ 13,166 thousand. Estimated future cost: U.S.$ 14,148 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$28 thousand. Estimated future cost: U.S.$72 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and June 30, 2003 we paid U.S.$ 88 thousand in relation to the system and we anticipate spending an additional amount of U.S.$ 64 thousand.

30.	SUBSEQUENT EVENTS

On July 9, 2003, the Company issued $300 million of ten-year bonds at 5.125%, the proceeds of which will be used to repay liabilities and for other corporate initiatives.

No other events have occurred since June 30, 2003 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELULOSA ARAUCO Y CONSTITUCIÓN, S.A. (Registrant)

Date: August 29, 2003	By:	/s/ ALEJANDRO PÉREZ
	Name: Title:	Alejandro Pérez Chief Executive Officer